 Exhibit 99.1

Canadian Imperial Bank of Commerce Board of Directors Mandate	1

1.	Purpose

The Board of Directors is responsible for supervising the management of the business and affairs of CIBC. In carrying out these responsibilities, the Board has, either directly or through its committees, the duties set out in this mandate and other duties that are appropriate or required by law.

2.	Responsibilities
(1)	Culture of Integrity

The Board will satisfy itself, to the extent feasible, as to the integrity of the Chief Executive Officer and senior management, and that the Chief Executive Officer and senior management create a culture of integrity throughout CIBC. The Board will approve the principles and standards of behaviour in CIBC’s Code of Conduct annually.

(2)	Strategic Planning

The Board oversees the development of CIBC’s strategic plan and priorities. In carrying out this responsibility, the Board will consider CIBC’s purpose, Environmental, Social, and Governance (ESG) strategy, risk appetite, risk profile, capital and liquidity levels, emerging trends, and the regulatory and competitive environment.

(a)	The Board will review and approve
(i)	CIBC’s strategic plan, financial plan and capital plan annually;
(ii)	significant strategic initiatives and transactions;
(iii)	significant capital policies, capital allocations, expenditures and transactions which exceed thresholds established by the Board; and
(iv)	significant changes to the executive organizational structure of CIBC.
(b)	The Board will monitor the implementation and effectiveness of CIBC’s strategic, financial and capital plans and progress on CIBC’s key business metrics and targets.
(3)	Risk Management

The Board oversees CIBC’s risk profile and the identification, measurement, monitoring and control of CIBC’s principal risks.

The Board will review and approve CIBC’s risk appetite statement annually and monitor CIBC’s adherence on a quarterly basis. The Board will monitor the effectiveness of management’s control of CIBC’s principal risks.

(4)	Internal Control

The Board oversees and monitors the integrity and effectiveness of CIBC’s internal control over financial reporting, system of internal control, and compliance with legal, regulatory, accounting and financial reporting requirements.

The Board will review and approve CIBC’s internal control framework annually.

(5)	Human Resource Management

The Board has global oversight over CIBC’s human capital strategy, including talent and total rewards and the alignment with CIBC’s strategy, risk appetite and controls.

Canadian Imperial Bank of Commerce Board of Directors Mandate	2

Board oversight of management is comprised of:

•	Senior Management: the Chief Executive Officer (CEO) and individuals who are directly accountable to the CEO.
•	Heads of Oversight Functions: the Chief Auditor, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Financial Officer (captured as part of Senior Management), and Chief Risk Officer (captured as part of Senior Management).
•	Executive Vice-Presidents (EVPs).

The Board will review and approve:

(a)	the succession plan and related artefacts, selection, appointment, annual goals and measures, performance, compensation, severance, and any non-standard employment arrangements of the Chief Executive Officer and review or approve these for other Senior Management, Heads of Oversight Functions, and Executive Vice-Presidents as outlined in CIBC Committee Mandates; and
(b)	the removal or replacement of the Chief Executive Officer, if appropriate.
(6)	Corporate Governance
(a)	The Board oversees CIBC’s approach to corporate governance and will review and approve CIBC’s corporate governance framework annually.
(b)	The Board will establish standards which allow the Board to function independently from management and, at least annually, the Board will determine the independence of each Board member.
(c)	The Board will review and approve the succession planning, selection, appointment and performance objectives of the Chair of the Board.
(d)	The Board will establish Board committees and their mandates to assist the Board in carrying out its responsibilities. The Board will appoint Board committee chairs.
(e)	The Board will establish policies for the Board that set out expectations and responsibilities of directors to contribute effectively to the Board’s operations.
(f)	The Board will evaluate the performance and effectiveness of the Board, its committees, the Chair of the Board, committee chairs and Board members.
(7)	Communications and Disclosure

The Board will review and monitor the effectiveness of CIBC’s communication framework, processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

The Board will review and approve:

(a)	CIBC’s disclosure policies for accurate, timely and broadly disseminated disclosure;
(b)	processes for stakeholder communication with Board members; and
(c)	annual and quarterly financial statements and the related management discussion & analysis (MD&A), annual information form, management proxy circular and other public disclosure documents that require Board approval.
3.	Membership and Meetings
(1)	Board Composition - The composition and organization of the Board, including the number, qualifications and compensation of directors, number of Board meetings, Canadian residency requirements, quorum requirements, meeting procedures and notice of meetings are as set out in the Bank Act (Canada) and the by-laws of CIBC.

Canadian Imperial Bank of Commerce Board of Directors Mandate	3

(2)	Secretary and Minutes - The Corporate Secretary, or any other person the Board requests, will act as secretary at Board meetings. The Corporate Secretary will record meeting minutes for Board approval.
(3)	Access to Management and Outside Advisors - The Board will have unrestricted access to management and employees of CIBC and authority to retain and terminate external counsel and other advisors to assist it in fulfilling its responsibilities. CIBC will provide funding, as determined by the Board, for the services of an advisor. The Board will be responsible for the appointment, compensation, and oversight of an advisor.
(4)	Meetings Without Management - The Board will hold portions of regularly scheduled meetings without CIBC management members present.
4.	Board Member Development and Performance Review

Board members will participate in CIBC's orientation and continuing director development programs. At least annually, the Board will review the adequacy of the Board’s mandate.

5.	Currency of the Board Mandate

This mandate was last revised and approved by the Board on June 5, 2025.